UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Attached hereto and incorporated by reference herein are the proxy materials for the Annual General Meeting of Shareholders of Mobilicom Ltd. (the “Company”) to be held on Friday, May 31, 2024, at 10:00 a.m. (Melbourne, Australia time) (the “Meeting”). For holders of American Depositary Shares (“ADS”), a record date has been set of May 10, 2024. Accordingly, ADS holders of record who hold ADSs at the close of business on May 10, 2023, will be entitled to vote at the Meeting and any postponements or adjournments thereof.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-274929), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Notice of Annual General Meeting
99.2	Form of Proxy Card
99.3	Voting Instruction Form for Holders of American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILICOM LIMITED

Date: May 14, 2024	By:	/s/ Oren Elkayam
		Name:	Oren Elkayam
		Title:	Chairman

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